UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

42 Hatzikyriakou Avenue
Piraeus, Athens 185 38
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Aegean Marine Petroleum Network Inc. (the “Company”) issued on February 18, 2009, announcing that the Company has received a commitment letter for a new $300 million senior secured revolving and letter of credit facility.

Exhibit 1

CONTACTS:
Aegean Marine Petroleum Network Inc. (212) 763-5665 investor@ampni.com	Investor Relations: Leon Berman, Principal The IGB Group (212) 477-8438

Aegean Marine Petroleum Network Inc. Announces New $300 Million Credit Facility

Solidifies Financial Flexibility

PIRAEUS, Greece, February 18, 2009 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) today announced it has received a commitment letter for a new $300 million senior secured revolving and letter of credit facility. The two-year facility, underwritten by HSH Nordbank AG and The Royal Bank of Scotland plc, is subject to the execution of final documentation.

Under the terms of the commitment, the facility will bear interest at LIBOR plus a margin of 0.50% for documentary letters of credit, 1.50% for standby letters of credit and guarantee, and 2.50% for direct borrowings. The facility also has an accordion feature by which Aegean can increase the availability under the facility subject to lender commitments. Upon closing of the new facility, Aegean will have a total of $320 million in senior secured revolving credit facilities.

E. Nikolas Tavlarios, President, commented, “We are pleased to secure a new $300 million credit facility on attractive terms during a challenging credit environment. The new facility, which provides ample liquidity to manage both the fluctuation in marine fuel prices and procurement of supply in large quantities, highlights Aegean’s leading industry reputation and underscores the Company’s strong banking relationships. By further strengthening our working capital base, a key differentiator for Aegean, we plan to continue to take advantage of the strong worldwide demand for our comprehensive marine fuel services and further expand sales volumes. We also intend to utilize our considerable financial flexibility to capitalize on additional growth opportunities that best serve the interests of our shareholders.”

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel to ships in port and at sea.  The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 13 markets, including Vancouver, Montreal, Mexico, Jamaica, West Africa, Gibraltar, U.K., Northern Europe, Greece, the United Arab Emirates as well as Singapore, and plans to commence operations in Tangiers, Morocco and Trinidad and Tobago.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: February 19, 2009	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

SK 23250 0002 967512